TGC Industries, Inc.

Tidelands Geophysical

Exploration Surveys

August 1, 2007

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

VIA FAX (202) 772-9220

Re: TGC Industries, Inc. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed March 28, 2007
Form 10-Q for the Quarter Ended March 31, 2007
File No. 0-14908

Dear Mr. Hiller:

Pursuant to our telephone conference yesterday, this letter is to acknowledge that we are incorporating the responses contained in our letter to you dated July 12, 2007, into the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

It is our understanding that by incorporating this information into the Second Quarter Form 10-Q, the SEC will not require the Company to amend its Form 10-KSB for the Fiscal year Ended December 31, 2006.

If you have any questions concerning the statements contained in this letter, please contact the undersigned.

Sincerely,

Kenneth Uselton

Kenneth Uselton
Chief Financial Officer

p: 972.881.1099 · f: 972.424.3943 · e: info@tgcseismic.com
Bank of America Plano Tower · 101 East Park Boulevard, Suite 955 · Plano, Texas 75074